As filed with the Securities and Exchange Commission on January 25, 2022
File No. 812-[•]
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”),
FOR AN ORDER GRANTING EXEMPTIONS FROM
SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

TCG BDC II, INC.
CARLYLE SECURED LENDING III
CARLYLE GLOBAL CREDIT INVESTMENT
MANAGEMENT L.L.C.
CSL III ADVISOR, LLC

Written and oral communications regarding this Application should be addressed to:
Joshua Lefkowitz, Managing Director, Chief Legal Officer of Global Credit
The Carlyle Group
One Vanderbilt Avenue, Suite 3400
New York, NY  10017
(212) 813-4900
joshua.lefkowitz@carlyle.com
Copies to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
This Application (including Exhibits) contains 20 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: TCG BDC II, LLC CARLYLE SECURED LENDING III CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND CSL III ADVISOR, LLC Investment Company Act of 1940 File No. 812-[•]	APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

I.THE PROPOSAL

1.TCG BDC II, LLC (“TCG BDC II”) and Carlyle Secured Lending III (“CSL III” and, together with TCG BDC II, the “Current Funds”), Carlyle Global Credit Investment Management L.L.C. (“CGCIM”), and CSL III Advisor, LLC (“CSL III Advisor” and, together with CGCIM, the “Current Investment Advisers”; together with the Current Funds, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act, to permit the Funds (as defined below) to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”),1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. Applicants request that the order also apply to any other continuously offered closed-end management investment company that elects to be regulated as a business development company (“BDC”),2 existing now or in the future, for which the Current Investment Advisers or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Advisers, or any successor in interest to any such entities,3 (each, an “Investment Adviser” and, collectively with the Current Investment Advisers, the “Investment Advisers”), acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act and/or which periodically offers to repurchase its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Section 23(c)(2) of the 1940 Act (each, a “Future Fund” and, collectively with the Current Funds, the “Funds” and each a “Fund”).4 Any entity relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that each entity presently intending to rely on the order requested in this Application is listed as an Applicant.

1    As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate common equity ownership interest (such as units) of the Funds, as defined below. The holders of Shares are referred to as “Shareholders.”
2    Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
3    A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
4    Shares of the Funds may be sold (i) in a public offering or (ii) under an applicable exemption from the Securities Act of 1933, as amended (the “Securities Act”) and the rules thereunder (e.g., only to “accredited investors” in accordance with Rule 506 of Regulation D promulgated under the Securities Act) and other exemptions of similar import in the laws of the states and jurisdictions where such offering is made (collectively, “Private Offerings”).

2.

A.TCG BDC II was formed as a Maryland corporation on February 10, 2017. TCG BDC II is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, TCG BDC II has elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to maintain RIC qualification in the future. TCG BDC II’s investment objective is to generate attractive risk adjusted returns and current income primarily by investing in senior secured term loans to U.S. middle market companies in which private equity sponsors hold, directly or indirectly, a financial interest in the form of debt and/or equity. TCG BDC II’s principal place of business is New York.

B.CGCIM is registered with the Commission under the Investment Advisers Act of 1940, as amended.

Under the terms of the investment advisory agreement with TCG BDC II, CGCIM: will determine the composition and allocation of TCG BDC II’s portfolio, the nature and timing of the changes to TCG BDC II’s portfolio and the manner of implementing such changes; will determine which securities TCG BDC II will purchase, retain or sell; will identify, evaluate, negotiate and structure the investments TCG BDC II will make; and will execute, monitor and service the investments TCG BDC II will make. CGCIM’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to TCG BDC II are not impaired.

C.CSL III was formed as a Delaware statutory trust on February 8, 2021. CSL III is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, CSL III intends to elect to be treated for tax purposes as a RIC under the Code, and intends to maintain RIC qualification in the future. CSL III’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through secured debt investments with favorable risk-adjusted returns. CSL III’s principal place of business is New York.

D.CSL III Advisor is registered with the Commission under the Investment Advisers Act of 1940, as amended.
Under the terms of the investment advisory agreement with CSL III, CSL III Advisor: will determine the composition and allocation of CSL III’s portfolio, the nature and timing of the changes to CSL III’s portfolio and the manner of implementing such changes; will determine which securities CSL III will purchase, retain or sell; will identify, evaluate, negotiate and structure the investments CSL III will make; and will execute, monitor and service the investments CSL III will make. CSL III Advisor’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to CSL III are not impaired.
3.

A.The Current Funds currently issue and will only issue a single class of Shares prior to an exemptive order being granted pursuant to this application, but anticipate that they will offer additional classes of Shares, as described below in Section I.6 following the receipt of such order.

B.TCG BDC II is not currently offering its Shares. TCG BDC II is in the process of seeking stockholder approval to convert from a finite life private BDC with no interim liquidity to a private BDC with a perpetual life and a regular quarterly liquidity program by extending indefinitely TCG BDC II’s finite term and finite investment period and permitting TCG BDC II to accept new subscriptions for its Shares in a new continuous Private Offering. TCG BDC II will withdraw its name from this application if the aforementioned stockholder approval is not received.

C.CSL III is currently offering on a continuous basis its Shares at not less than net asset value recently determined in a Private Offering.

D.If TCG BDC II and CSL III receive the relief requested in this application, they would accept subscriptions for Shares on a continuous basis and would issue Shares at offering prices that are equal to or greater than the net asset value per Share of the relevant class of the Fund’s Shares.

E.Applicants believe that it will be desirable for the Funds, including the Current Funds, to offer multiple classes of Shares, with each class having its own sales load and fee structure, as described in Section I.6 following receipt of the requested order.

F.Applicants submit that the requested relief is supported by the treatment of open-end funds that rely on Rule 18f-3 under the 1940 Act and exemptive relief provided to continuously offered closed-end funds seeking to offer multiple classes of shares. Prior to the adoption of Rule 18f-3,5 the Commission issued numerous exemptive orders allowing open-end funds to issue multiple classes of shares.6 Rule 18f-3 codified the terms of those prior exemptive orders and eliminated the need for open-end funds to obtain individual orders to issue multiple classes of shares. While Rule 18f-3 only applies to open-end funds, neither the 18f-3 Proposing Release (as defined below) nor the 18f-3 Adopting Release cited those funds’ open-end structure as a basis for the terms of Rule 18f-3 as proposed or adopted. Instead, the Commission cited operational and distribution features of the funds: the Commission noted in the 18f-3 Proposing Release that some mutual funds “use different classes to offer investors a choice of methods for paying for the costs of selling fund shares,” and that many mutual funds utilize different share classes “in order to use different channels of distribution and to reach different investor markets. These funds typically target different investor markets, offering each a separate class with an arrangement for shareholder services or a distribution plan that is tailored to that market.”7 The Commission also noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, could benefit investors by, among other things, allowing a multiple-class fund to spread expenses over a larger asset base.8
Shortly after the adoption of Rule 18f-3, continuously offered closed-end funds began to apply for exemptive relief to offer multiple classes of shares as well. These applicants argued that the same operational and distribution features cited by the Commission as a rationale for adopting Rule 18f-3 applied equally to such continuously offered closed-end funds: such closed-end funds also offer their shares on a continuous basis through multiple distribution channels and use different fee structures to cover costs of selling fund shares and accommodate the particular features of each such distribution channel.9 The benefits of investing in a larger multiple-class fund would apply to such funds’ shareholders as well. The Commission has issued numerous exemptive orders in respect
5     Release Nos. 33-7143; IC-20915 (February 23, 1995) (the “18f-3 Adopting Release”) (stating that rule 18f-3 addresses the potential for conflicts among classes by limiting permissible differences among classes in expenses and voting rights, specifies permissible methods of allocating expenses, allows the waiver of expenses by service providers, specifies conditions under which shares of one class may be converted into or exchanged with shares of another class, and requires that fund boards not only approve a plan detailing each class’s arrangement for the distribution of securities and the services provided to each class, and the payment of expenses, but also determine that the plan is in the best interests of each class individually and the fund as a whole).
6    Between 1985 and 1995, the Commission issued approximately 200 such orders. See page 2 of the 18f-3 Adopting Release.
7    See Release Nos. 33-7036; IC-19955 (December 15, 1993); 58 FR 68074 (Dec. 23, 1993) (the “18f-3 Proposing Release”) text accompanying notes 4 - 11 at 68076.
8    See text accompanying notes 13 - 15 in the 18f-3 Proposing Release at 68077.
9    See, e.g., part II of the exemptive application filed by Sierra Prime Income Fund et al (File No. 812-10132; November 26, 1996).

these applications (collectively, the “Prior Orders”).10 Continuously offered BDCs have also applied for exemptive relief to offer multiple classes of shares, and the Staff recently issued Orders in respect of these applications (the “BDC Orders”).11
Applicants submit that the factors which led the Commission to adopt Rule 18f-3 for open-end funds and issue the Prior Orders and the BDC Orders are equally applicable to the Funds. As with the continuously offered, unlisted closed-end funds that were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders, the Funds will seek to offer their shares through multiple distribution channels, with varying sales charges to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of each distribution channel. Moreover, Fund Shareholders will realize the same benefits of investing in a larger fund with multiple classes as do the shareholders of such open-end or closed-end funds. As set forth in this Application, each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company in the same manner as the closed-end funds that were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders.
4.A Fund may repurchase Shares on such terms as may be determined by its Board12 in its complete and absolute discretion unless, in the judgment of the trustees or directors (“Directors”) of the Board who are not interested persons of such fund within the meaning of Section 2(a)(19) of the 1940 Act, such repurchases would not be in the best interests of the Fund’s Shareholders or would violate applicable law. Because Shareholders do not have the right to require a Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, in order to provide a limited degree of liquidity to Shareholders. Initially, a Fund’s Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange and do not trade on an over-the-counter system such as the OTC Bulletin Board.

10    See, e.g., CIM Real Assets & Credit Fund, et al., Investment Co. Rel. No. 33630 (September 23, 2019) (Notice) and Investment Co. Rel. No. 33659 (October 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Investment Co. Rel. No. 33610 (August 27, 2019) (Notice) and Investment Co. Rel. No. 33632 (September 24, 2019) (Order); 1WS Credit Income Fund and 1WS Capital Advisers, LLC, Investment Co. Rel. No. 33556 (July 16, 2019) (Notice) and Investment Co. Rel. No. 33589 (August 14, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Investment Co. Rel. No. 33513 (June 19, 2019) (Notice) and Investment Co. Rel. No. 33558 (July 16, 2019) (Order); Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. and Tortoise Credit Strategies, LLC, Investment Co. Rel. No. 33509 (June 13, 2019) (Notice) and Investment Co. Rel. No. 33547 (July 9, 2019); Axonic Alternative Income Fund and Axonic Capital LLC, Investment Co. Rel. No. 33508 (June 13, 2019) (Notice) and Investment Co. Rel. No.  33553 (July 15, 2019) (Order); The Relative Value Fund, et al., Investment Co. Rel. No. 32884 (October 26, 2017) (Notice) and Investment Co. Rel. No. 32904 (November 21, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Investment Co. Rel. No. 32767 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32798 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Investment Co. Rel. No. 32678 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32731 (July 11, 2017) (Order); Triloma EIG Energy Income Fund, et al., Investment Co. Rel. No. 32679 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al. Investment Co. Rel. No. 32472 (February 7, 2017) (Notice) and Investment Co. Rel. No. 32524 (March 7, 2017); Ramius Archview Credit and Distressed Fund, et al., Investment Co. Rel. No. 32139 (June 6, 2016) (Notice) and Investment Co. Rel. No. 32168 (July 5, 2016) (Order); Susa Registered Fund, L.L.C., et al., Investment Co. Rel. No. 31975 (January 29, 2016) (Notice) and Investment Co. Rel. No. 32004 (February 24, 2016) (Order); Altegris EIG Commitments Master Fund, Investment Co. Rel. No. 31944 (December 17, 2015) (Notice) and Investment Co. Rel. No. 31955 (January 12, 2016).
11    See HPS Corporate Lending Fund and HPS Investment Partners, LLC, Investment Co. Rel. No. 34259 (April 29, 2021) (Notice) and Investment Co. Rel. No. 34275 (May 25, 2021) (Order); GSO Asset Management LLC and Blackstone Private Credit Fund, Investment Co. Rel. No. 34011 (September 14, 2020) (Notice) and Investment Co. Rel. No. 34044 (October 6, 2020) (Order); Owl Rock Capital Corporation II, et al., Investment Co. Rel. No. 33972 (August 17, 2020) (Notice) and Investment Co. Rel. No. 34012 (September 15, 2020) (Order); FS Energy and Power Fund, et al., Investment Co. Rel. No. 33794 (January 29, 2020) (Notice) and Investment Co. Rel. No. 33803 (February 25, 2020) (Order).
12    Each of the board of directors of TCG BDC II, the board of trustees of CSL III, and the boards of trustees or directors of any Future Fund is referred to as a “Board.”

5.As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6.Under the proposal, each class of Shares of any Fund would be offered in periodic closings generally as described in Section I.3 above, with such variations as a Fund’s Board determines to be appropriate. One or more Share classes may charge a differing front-end sales load, contingent deferred sales charges (“CDSC”), early withdrawal charge (“Repurchase Fee”) and/or an annual asset-based service and/or distribution fee. Each class of Shares of any Fund would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds electing to be regulated as BDCs and with the provisions of Rule 2341 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual (“FINRA Rule 2341”).13
If a Fund intends to offer multiple share classes, each class may have a different upfront sales load, if any, to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of different distribution channels. A Fund may offer one or more Share classes distributed through participating broker-dealers, as well as one or more share classes that will be made available primarily through fee-based programs, through participating broker-dealers, through certain registered investment advisers and/or through bank trust departments. Although the specifics of the class structure cannot be predicted, the Applicants anticipate that the structure of the proposed classes would be consistent with compensation guidelines put forth by the different financial intermediaries through which the Funds are distributed. The structures of the proposed classes of Shares are described in more detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”
7.A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds, similar to the relief sought by the Applicants. For the reasons set forth below, we submit that the regulatory considerations supporting relief in those precedents are supportive of the relief requested for unlisted continuously offered BDCs such as the Funds.

II.STATEMENT OF FACTS

1.Current Structure and Characteristics
The Funds are in many respects a hybrid investment product. As BDCs, each Fund is organized as a closed-end investment company, but offers Shares continuously,14 like an open-end management investment company. The Current Funds are not listed on an exchange and intend to offer only limited liquidity through periodic offers to repurchase made in accordance with Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, rather than Rule 23c-3 under the 1940 Act (although other Funds may rely on Rule 23c-3 in the future). The Current Funds intend to determine their net asset value at least quarterly and will file periodic reports under the 1934 Act on Forms 10-Q and 10-K rather than semi-annual reports on Form N-CSR under the 1940 Act. As noted above, sales of Shares of the Current Funds will be subject to FINRA Rule 2341.  Any Fund (including TCG BDC II and CSL III) whose Shares are sold in Private Offerings would comply with FINRA 2341 as if that rule applied to Shares of continuously offered BDCs sold in Private Offerings.
13    Any reference to FINRA Rule 2341 includes any successor or replacement rule that may be adopted by FINRA.
14     As noted above, TCG BDC II intends to offer its shares continuously, subject to stockholder approval.

2.Proposed Class Structure and Characteristics
The Funds propose to engage in a continuous offering of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares.15 In the future, a Fund’s Board could adopt this or another structure with respect to distribution and service expenses. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, for any Shares of a Fund subject to an asset-based service or distribution fee, the Funds will offer an exchange privilege or conversion feature. Any such privilege or feature introduced in the future (including one implemented in connection with a Fund’s listing of a class of its Shares on an exchange) will comply with Rules 11a-1, 11a-3 and 18f-3 under the 1940 Act as if the Fund were an open-end management investment company. If a class of Shares were to be listed on an exchange in the future, all other then-existing classes of Shares of the listing Fund will be converted into the listed class, without the imposition of any sales load, fee or other charge.
Further, any Share of a Fund that is subject to asset-based service or distribution fees shall convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap determined in accordance with FINRA Rule 2341. Applicants intend to calculate the sales charge cap on a per Share basis, such that underwriting compensation paid with respect to each individual Share will not exceed 10% of the offering price of such Share.
3.Actual fees approved and adopted may vary, but a class of Shares of a Fund will not have annual asset-based service and/or distribution fees that exceed the asset-based or aggregate limits set forth in FINRA Rule 2341.16
Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the limits of FINRA Rule 2310.17
Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds electing to be regulated as BDCs, with respect to a class (a “Distribution Plan”).18 Under the Distribution Plan, the Fund would compensate the Distributor, brokers, dealers, and other financial intermediaries for activities relating to the marketing, distribution and sale of Shares. Applicants represent that these asset-based distribution fees will comply with the limits of FINRA Rule 2341.19 Applicants note that if a Distribution Plan were to be adopted by a Fund, that Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the applicable Fund’s Directors, including a majority of the Directors who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1. Any such Distribution Plan also would require Shareholder approval.
15    Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.
16    FINRA Rule 2341 imposes an annual limit on asset-based distribution and shareholder services fees of 0.75% and 0.25%, respectively, of a Fund’s average annual net assets. FINRA Rule 2341 also imposes various aggregate sales load limits depending on the overall structure of the offering.
17     See supra n. 15 and accompanying text.
18    Applicants will comply with Rules 12b-1 and 17d-3, as they may be amended or replaced in the future, as if those rules applied to BDCs.
19    See supra n.15 and accompanying text.

Each Fund will include in its subscription documents the specific (a) sales load, if any, and (b) the amount of fees permitted by the Distribution Plan and/or service plan for the specific class being purchased.
4.Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act.20 A Fund may impose a Repurchase Fee on Shares submitted for repurchase that have been held less than a specified period and may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end management investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund regardless of class.

5.All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.
6.In addition to distribution and/or service fees, each class of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)administrative and/or accounting or similar fees (each as described in a Fund’s prospectus and statement of additional information (the or private placement memorandum, as applicable, (the “Offering Documents”)) incurred by a specific class;
(2)legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, Offering Documents and proxies;
(3)Blue Sky fees incurred by a specific class, if applicable;
(4)Commission registration fees incurred by a specific class;
(5)expenses of administrative personnel and services required to support the Shareholders of a specific class;
(6)Directors’ fees incurred as a result of issues relating to a specific class;
(7)Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;
(8)incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;
20    A Fund may impose a Repurchase Fee at a rate no greater than 2% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year). A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. Any Repurchase Fee charged by the Funds is not the same as a CDSC assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. TCG BDC II, CSL III, and any Future Funds may elect to impose CDSCs in the future, in which event they would only do so in accordance with Rule 6c-10 under the 1940 Act. None of the Funds, however, will impose CDSCs in the event of a listing of a class of shares of any such Fund on any securities exchange.

(9)account expenses relating solely to a specific class;
(10)expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and
(11)any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.
Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to such Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.
7.From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics described above, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; (7) any CDSC; (8) any Repurchase Fee; and (9) any conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, each Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

8.Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

III.EXEMPTIONS REQUESTED

1.The Multiple Share Class System — Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) under the 1940 Act

A.Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to BDCs by Section 61(a) of the 1940 Act).

IV.COMMISSION AUTHORITY
Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
V.DISCUSSION
1.The Multiple Share Class System — Exemptions from Sections 18(a)(2),18(c), 18(i) and 61(a) of the 1940 Act

A.Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to BDCs through Section 61(a) of the 1940 Act.

B.Under Section 18(c) of the 1940 Act, as modified and made applicable to BDCs by Section 61(a) of the 1940 Act, a BDC may have more than one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2), which is made applicable to BDCs through Section 61(a) of the 1940 Act. Section 18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless it satisfies the asset coverage ratios described in the 1940 Act.  Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).21 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

C.Section 18(i) of the 1940 Act provides that:
Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.
D.The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”22 and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of a Fund may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

E.Applicants believe that the implementation of the Multiple Class System will provide Applicants with the flexibility to create classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if classes with different pricing and expense structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options. Moreover, the exemptive order will provide the Funds with the flexibility necessary to meet the changing needs of various channels of distribution as they develop. Applicants believe all Shareholders benefit from economies of scale where a non-traded BDC or privately-offered BDC is able to sell its shares through as many channels of distribution as is practical. In addition, Applicants believe investors also benefit where multiple investment products (e.g., non-traded BDCs, privately-offered BDCs and non-traded REITs) compete to sell their products through the same distribution channel.

21    Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.
22    Section 18(g) of the 1940 Act defines senior security to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

F.By contrast, if the Investment Advisers were required to sponsor the organization of new, separate funds for each class of Shares, the creation of new, separate funds would involve increased costs and administrative burdens borne by Shareholders as compared to the creation of additional share classes of the Funds. Unless each new fund grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the fund from producing a favorable return.

G.Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

H.The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.23

I.Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end management investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

J.Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to continuously offered BDCs seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end management investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end management investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.24

K.It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end funds and closed-end funds electing to be regulated as BDCs are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds electing to be regulated as BDCs may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds and to three BDCs.25 Differing (and less restrictive) provisions regulating the issuance by BDCs of debt or preferred stock should have no bearing on an application by a BDC for an exemptive order permitting the issuance of multiple classes of Shares. In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application. Therefore,
23    See the 18f-3 Adopting Release. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.
24    In the event a Fund lists one class of its Shares on an exchange, all other then-existing classes of Shares of the listing Fund will be converted into Shares of the class to be listed. Any such conversion will be effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge, as required under Rule 18f-3(f)(2)(i).
25    See supra n. 9 and n. 10.

Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3. This is the approach followed in the BDC Orders.

L.Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the proposed Multiple Class System in their Offering Documents and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341.26 Applicants also represent that each Fund will disclose in its Offering Documents the fees, expenses and other characteristics of each class of Shares offered for sale by the Offering Documents, as is required for open-end, multiple class funds under Form N-1A.27 As if it were an open-end management investment company, each Fund will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports28 and describe in its Offering Documents any arrangements that result in breakpoints in, or elimination of, sales loads.29 Each Fund will include any such disclosures in its Shareholder reports and Offering Documents to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding Offering Documents disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Funds.30 Each Fund will contractually require that the Distributor and any broker, dealer or other financial intermediary involved in the distribution of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

M.Applicants believe the requested relief is substantially similar to prior exemptions granted by the Commission.31 In those cases, the Commission permitted closed-end funds and BDCs that offered and sold their shares continuously and that conducted periodic repurchase offers or tenders for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

N.As a condition to the relief, each Fund would comply with FINRA Rule 2341. FINRA Rule 2341 applies by its terms to mutual and interval funds and historically has been made applicable to closed-end funds that
26    See discussion of FINRA Rule 2341 at Section I.6 above.
27    In all respects other than class-by-class disclosure, the Fund will comply with the requirements of Form N-2 (except Funds that sell their Shares in Private Offerings will make disclosures in private placement memorandums).
28    Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release). Funds that are BDCs will disclose comparable Fund expense data in the applicable periodic reports which are provided to BDC shareholders.
29    Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
30    Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).
31    See supra n.9 and n.10.

have received exemptive relief enabling them to issue multiple classes of shares.32 Prior exemptive relief permitting publicly offered BDCs to issue multiple classes of shares required compliance with FINRA rule 2310 instead of FINRA Rule 2341.33 However, Applicants submit that FINRA Rule 2341 is more appropriate for a privately offered BDC that is not otherwise required by a public offering to comply with FINRA Rule 2310.
While FINRA Rule 2310 and 2341 take different approaches, they both function as limits on the amount of brokerage and distribution fees investors can bear. FINRA Rule 2341 was designed specifically with multiple class investment fund offerings in mind and explicitly provides for class-based limits on both aggregate and component items (i.e., distribution fees, service fees and CDSC). In contrast, FINRA 2310 is designed for a variety of direct participation products and predominately relies on an aggregate fund-wide compensation limit of 10% rather than any specific class or compensation component limits.
Consistent with this, FINRA Rule 2310 has historically been used for multiple class relief only for publicly offered BDCs, which would be deemed to be subject to this rule by FINRA independent of any conditions of multiple class relief,34 and which would otherwise be subject to duplicative, and potentially contradictory regulations. However, private BDCs are not subject to FINRA Rule 2310 independently and, accordingly, there is no reason to move away from the more well-suited and well-worn precedent in regulating these products.
2.Asset-Based Service and/or Distribution Fees.

A.Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose an asset-based service and/or distribution fee.

B.Each Fund will comply with the protections for open-end management investment companies developed and approved by the Commission in Rule 12b-1 in connection with the Distribution Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the
32     See e.g, KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, Investment Co. Rel. No. 33840 (April 16, 2020) (Notice) and Investment Co. Rel. No. 33863 (May 12, 2020) (Order); Prospect Capital Management L.P., et al., Investment Co. Rel. No. 33800 (Feb. 19, 2020) (Notice) and Investment Co. Rel. No. 33822 (March 24, 2020) (Order); Goldman Sachs Real Estate Diversified Income Fund, et al., Investment Co. Rel. No. 33743 (Jan. 9, 2020) (Notice) and Investment Co. Rel. No. 33797 (Feb. 4, 2020) (Order); CIM Real Assets & Credit Fund, et al., Investment Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Investment Co. Rel. No. 33659 (Oct. 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Investment Co. Act Rel. No. 33610 (Aug. 27, 2019) (Notice) and Investment Co. Act Rel. No. 33632 (Sept. 24, 2019) (Order); 1WS Credit Income Fund and 1WS Capital Advisers, LLC, Investment Co. Act Rel. No. 33556 (July 16, 2019) (Notice) and Investment Co. Act Rel. No. 33589 (Aug. 14, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Investment Co. Rel. No. 33513 (June 19, 2019) (Notice) and Investment Co. Rel. No. 33659 (July 16, 2019) (Order); Cliffwater Corporate Lending Fund and Cliffwater LLC, Investment Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Investment Co. Rel. No. 33437 (Feb. 1, 2019) (Order); Destra International & Event-Driven Credit Fund, et al., Investment Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Investment Co. Rel. No. 33293 (Nov. 9, 2018) (Order); and Hedge Fund Guided Portfolio Solution, et al., Investment Co. Rel. No. 33255 (Sept. 26, 2018) (Notice) and Investment Co. Rel. No. 33278 (Oct. 23, 2018) (Order).
33     See GSO Asset Management LLC and Blackstone Private Credit Fund, Investment Co. Rel. No. 34011 (September 14, 2020) (Notice) and Investment Co. Rel. No. 34044 (October 6, 2020) (Order); Owl Rock Capital Corporation II, et al., Investment Co. Rel. No. 33972 (August 17, 2020) (Notice) and Investment Co. Rel. No. 34012 (September 15, 2020) (Order); FS Energy and Power Fund, et al., Investment Co. Rel. No. 33794 (January 29, 2020) (Notice) and Investment Co. Rel. No. 33803 (February 25, 2020) (Order)
34     See, e.g., Blackstone Private Credit Fund, Investment Co. Rel. No. 34011 (September 14, 2020) (Notice), “Moreover, Applicants assert that the difference [using 2310 instead of 2341] is appropriate because it reflects the different approaches that FINRA has taken with respect to the offering costs of these types of fund and avoids the duplicative burden that would result if the Funds were required by FINRA to comply with FINRA Rule 2310 and by the requested order to comply with FINRA Rule 2341.” (emphasis added)

case with an open-end management investment company imposing asset-based service and/or distribution fees under Rule 12b-1.35

C.Rule 6c-10 under the 1940 Act permits open-end management investment companies to impose CDSCs, subject to certain conditions. If TCG BDC II, CSL III, or any Future Fund were to impose CDSCs in the future, they will only do so in compliance with Rule 6c-10 as if that rule applied to BDCs. Each Fund will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs, and will comply with FINRA Rule 2341, as amended from time to time, or any successor rule thereto. The Funds also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that any Fund which imposes CDSCs will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act.36 Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

3.Investor Protection.

A.The 18f-3 Proposing Release stated that the proposed exemptive rule “is designed to streamline conditions imposed on multiple class funds while preserving investor protection.”37 The safeguards to protect investors that were packaged into Rule 18f-3 will have equal application to the proposed Multiple Class System.38 As the 18f-3 Proposing Release noted, mutual funds use different classes to offer investors the choice of different payment methods and to access different channels of distribution to provide investors with tailored investment options in different markets.39 As has been discussed elsewhere in this Application, the opportunity of choice extends beyond mutual funds, as other types of investment offerings, such as unlisted closed-end funds and non-traded REITs, have similar flexibility to provide investors with custom-tailored investment options through multiple
35    Applicants note that, at the same time the Commission adopted Rule 12b-1, it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:
The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.
    See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980) at Fed. Sec. L. Rep. (CCH) at 83,733.
36    Any Fund that lists one class of its Shares on a securities exchange will convert Shares of other classes into Shares of the class to be listed. In such event, the Fund would not require the payment of any CDSC or Repurchase Fee that would otherwise be payable if the Shareholder had redeemed its Shares of the relevant class at that time, in the absence of such exchange or conversion. These facts would be prominently disclosed to Shareholders in a current report, prospectus or prospectus supplement, or private placement memoranda or supplement thereto, as applicable. Moreover, in such event, Shareholders of a class with an asset-based sales charge, whether paid continuously for a specified period or on a deferred basis, will convert their Shares into a class which does not have an asset-based sales charge, based on the relative NAV of each class. This conversion would not require any Shareholder to pay any deferred sales charge.
37    18f-3 Proposing Release at 68077.
38    See supra n. 4.
39    See supra n. 6.

share classes. This access to a wider range of investment opportunities would permit investors to select from among more choices to purchase Shares the investor deems most beneficial to the investor.
In addition, the Applicants believe there are other significant safeguards in place for investors in Funds relying on the requested relief set forth in this Application. Those include the overall compensation limits and other prescribed behavior included in FINRA Rule 2341 and the agreement by the Funds relying on the requested relief to comply with Rule 12b-1. As noted above, FINRA Rule 2341 specifically includes aggregate, distribution and service fee limits consistent with those imposed on mutual funds and closed-end funds that have received multiple class exemptive relief. The intended purpose of this cap is to protect investors from the unreasonable drain on their principal due to excessive fees.
In addition, Rule 12b-1 ensures yet another layer of investor protection beyond the protections of Rule 18f-3 and FINRA Rule 2341. Rule 12b-1 expressly prescribes the substantive provisions of any plan imposing asset-based service and/or distribution fees and, as additional safeguards, requires initial approval of any such plans by the Fund’s Board and Shareholders and ongoing monitoring of the plan and payments thereunder by the Fund’s Board. Relatedly, under the proposed Multiple Class System, any Share of a Fund that is subject to asset-based service or distribution fees will comply with such fees as are applicable under FINRA Rule 2341, which may include converting to a no fee class and/or converting to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap under FINRA Rule 2341.
B.The granting of the requested relief may result in certain benefits to the Distributor by opening up additional distribution channels through which the Distributor is able to sell Shares. This will, in turn however, benefit investors since a larger fund, instead of a series of smaller funds, will bring efficiencies, including administrative efficiencies. The Commission acknowledged this benefit to investors in the 18f-3 Proposing Release when it noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, would enable a multiple-class fund to spread expenses over a larger asset base.40 In addition, the structure could enhance fund performance by allowing for greater scale needed to invest in a broader range of investments on a standalone basis. As noted in Section II.3 above, payments by the Fund to the Distributor, brokers, dealers, and other financial intermediaries for their activities relating to the marketing, distribution and sale of Shares will be made pursuant to and in accordance with a Distribution Plan. Applicants expect that the compensation to be paid pursuant to a Distribution Plan will represent the sole use of Fund assets to pay for distribution services, although the Distributor and/or its affiliates also may enter into revenue sharing arrangements pursuant to which they use their own resources to pay for distribution services. The mechanics for paying distribution fees may vary depending upon the class of Shares sold. For certain Share classes, the Distributor may agree to pay, from its own resources, brokers, dealers and other financial intermediaries involved in selling the Shares an upfront commission, in which case the Distributor will retain all or a portion of the distribution fees payable in respect of those Shares. Regardless of the source of the Distributor’s upfront payments to financial intermediaries, to the extent that the Distributor advances fees to a financial intermediary, the Distributor will have no recourse against the Fund to recover the difference between the amounts advanced by the Distributor to financial intermediaries and, if less, the amounts received by the Distributor from the Fund under the applicable Distribution Plan. A Distributor would similarly have no recourse against the Fund in a situation in which the Fund’s Board terminated the Distribution Plan before a Distributor recovered the full amount of fees advanced to a financial intermediary. This entire framework serves to protect investors by ensuring that the only source of payment of a Fund’s distribution fees is the Board-approved Distribution Plan.

VI.APPLICANTS’ CONDITION
Applicants agree that any order granting the requested relief will be subject to the following condition:
Each Fund will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs. In addition, each Fund will comply with FINRA Rule 2341 and, as amended from time to time, or any successor rule thereto, and will make available to any Distributor of a Fund’s shares all of the
40    See supra n.7.

information necessary to permit the Distributor to prepare client account statements in compliance with FINRA Rule 2231.

VII.CORPORATE ACTION
Each Fund’s organizational documents will empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board of each Current Fund has adopted resolutions, attached hereto as Exhibit A, authorizing certain of the Fund’s officers to file the Application with the Commission.
VIII.CONCLUSION
1.For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2.All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

Authorizations
The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each of the Current Funds. The Board of each Current Fund also authorized the filing of the Application on behalf of the Current Investment Adviser with respect to such Fund because of its affiliation with the Current Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Current Investment Advisers, being duly sworn, deposes and says that he or she has duly executed the attached Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 25th day of January, 2022.
Applicants have caused this Application to be duly signed on their behalf on the 25th day of January, 2022.

TCG BDC II, INC.

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title	Chief Compliance Officer and Secretary

CARLYLE SECURED LENDING III

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Chief Compliance Officer and Secretary

CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Global Credit Chief Legal Officer

CSL III ADVISOR, LLC

By:	Carlyle Global Credit Investment Management L.L.C., its managing member

By	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Global Credit Chief Legal Officer

VERIFICATION
The undersigned states that he or she has duly executed the attached Application for an Order granting exemptions from Sections 18(a)(2), 18(C), 18(i) and 61(a) of the 1940 Act, dated January 25, 2022, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

TCG BDC II, INC.

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title	Chief Compliance Officer and Secretary

CARLYLE SECURED LENDING III

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Chief Compliance Officer and Secretary

CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Global Credit Chief Legal Officer

CSL III ADVISOR, LLC

By:	Carlyle Global Credit Investment Management L.L.C., its managing member

By	/s/ Joshua Lefkowitz
Name:	Joshua Lefkowitz
Title:	Global Credit Chief Legal Officer

EXHIBIT A
Approval of Filing of Application for Exemptive Relief by TCG BDC II, Inc.
WHEREAS, The Board of Directors (the “Board”) of TCG BDC II, Inc. (the “Company”) has determined that it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Application”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act to permit the Company to offer investors multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.
WHEREAS, The Board hereby approves the preparation of the Application and that each of the Chief Executive Officer, President, Chief Compliance Officer and Chief Financial Officer of the Company (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and each of them hereby is, authorized in the name and on behalf of the Company, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate.
NOW, THEREFORE, BE IT RESOLVED, That any and all actions previously taken by the Company, any of its directors or officers, or Carlyle Global Credit Investment Management L.L.C. or any of its directors or officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.
(Adopted on January 20, 2022)

Approval of Filing of Application for Exemptive Relief by Carlyle Secured Lending III
WHEREAS, The Board of Trustees (the “Board”) of Carlyle Secured Lending III (the “Company”) has determined that it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Application”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act to permit the Company to offer investors multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.
WHEREAS, The Board hereby approves the preparation of the Application and that each of the Chief Executive Officer, President, Chief Compliance Officer and Chief Financial Officer of the Company (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and each of them hereby is, authorized in the name and on behalf of the Company, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate.
NOW, THEREFORE, BE IT RESOLVED, That any and all actions previously taken by the Company, any of its trustees or officers, or CSL III Advisor, LLC or any of its directors or officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.
(Adopted on January 20, 2022)